Exhibit 99.1

Arbe Announces Q3 2023 Financial Results

TEL AVIV, Israel, Nov. 8, 2023 /PRNewswire/ -- Arbe Robotics Ltd. (NASDAQ: ARBE) (“Arbe”), a global leader in perception radar solutions, today announced financial results for its third quarter, ended September 30, 2023.

Key Q3 and Recent Company Highlights:

●	Magna, HiRain, Weifu and Sensrad, Arbe’s Tier 1s, keep progressing towards radar system production based on the Arbe chipset.

●	The Tier 1 radar “B Samples” (production intent systems) utilizing Arbe’s chipset were delivered to car manufacturers (OEMs), an OEM pre-selection condition, allowing the OEM perception teams to collect data for their L2+ and L3 applications.

●	Tests conducted on the Tier 1s׳ radar systems show that the performance achieved by the Arbe chipset aligns with target benchmarks, demonstrating the superiority of our technology.

●	Arbe, in collaboration with the Tier 1s, is in the final stages of the selection process with leading European, American, and Asian OEMs.

●	These OEMs collectively account for a 31% share of the global passenger vehicle market. Their selection of Imaging Radar technology signifies a growing trend, pointing towards the widespread integration of Imaging Radars in most passenger vehicles by the end of the decade.

●	Arbe is awaiting final confirmation on securing two prominent truck projects.

●	Current cash balance provides Arbe with sufficient funds until the second half of 2025. Arbe has preliminary chipset orders from Chinese Tier 1s for 2024 and 2025 which, once finalized, will allow the company to reach the breakeven point with current cash reserves.

●	Prof. Yonina Eldar, an Israeli professor of electrical engineering and leading radar theory expert at the Weizmann Institute of Science, known for her pioneering work on sub-Nyquist sampling, has joined Arbe’s board of directors.

Current Situation in Israel

●	Arbe’s manufacturing and production are performed in Germany by GlobalFoundries, a multinational semiconductor manufacturing and design company. As a result, the company doesn’t expect any change in product availability.

●	While 20% of Arbe’s team was called for military duty, this primarily affects long-term projects, and has no impact on our short-term commercial and client support capabilities.

●	The company continues to monitor its ongoing activities and will adapt as needed to ensure business continuity while prioritizing our employees’ safety and well-being.

“We’re very pleased with the progress by our team and Tier-1s during the third quarter, including the significant milestones we’ve surpassed with leading OEMs,” stated Kobi Marenko, Chief Executive Officer. “Arbe is now in the concluding stages of various OEM selection processes. The market is signaling the rising significance of Imaging Radars as a backbone of the automotive sensor suite, and Arbe’s cutting-edge technology is uniquely positioned to meet this demand. I’d like to extend my gratitude to our team, whether they are currently serving in Israel’s armed forces or fully dedicated to ensuring Arbe continues to execute our business priorities as planned.”

Third Quarter 2023 Financial Highlights
Revenues for Q3 2023 were $0.5 million, a decrease from $1.3 million in Q3 2022. Backlog as of Sept. 30 is $1.1 million.

Gross margin for Q3 2023 was 24.0%, compared to 72.5% in Q3 2022, mainly as a result of our reduced quarterly revenue, with a fixed cost portion in our cost of goods sold.

Operating expenses in Q3 2023 were $11.7 million, compared to $11.8 million in Q3 2022. Operating expenses decreased by $0.1 million primarily due to a lower subcontractor expenses, favorable exchange rate impact, and a reduction in our D&O insurance cost, offset by share-based compensation expenses increase. Research and Development decreased, from $8.6 million in Q3 2022 to $8.4 million in Q3 2023. General and Administrative expenses decreased from $2.2 million in Q3 2022 to $2.0 million in Q3 2023. Sales and Marketing expenses increased from $1.1 million in Q3 2022 to $1.3 million in Q3 2023, Sales and Marketing increase relates to the share-based compensation increase of $0.3 million. As a result, our operating loss in Q3 2023 was $11.6 million compared to $10.9 million loss in Q3 2022. Our operating expenses were affected by an increase in share-based compensation, which was $2.3 million in the third quarter of 2022 and $3.9 million in the third quarter of 2023.

Net loss in the third quarter of 2023 increased to $11.7 million, compared to a net loss of $9.9 million in the third quarter of 2022. Net loss in Q3 2023 included $0.1 million of financial expenses, mainly related to exchange rate revaluations expenses partially offset by interest from deposits and warrant revaluations. Net loss in Q3 2022 reflected financial income of $1.0 million, mainly related to exchange rate revaluation income.

Adjusted EBITDA, a non-GAAP measurement which excludes financial expense/income and expenses of non-cash share-based compensation and of non-recurring expenses, in Q3 2023, yielded a loss of $7.5 million, compared to a loss of $8.4 million in the third quarter of 2022.

Balance Sheet & Liquidity

As of September 30, 2023, Arbe had $23.5 million in cash and cash equivalents and $25.6 million in short term bank deposits with no debt.

Outlook

For the full year outlook for the period ending December 31, 2023. based on current estimates:

●	Arbe is in the final selection stages with leading OEMs in Europe, the US, and Asia Pacific. These OEMs account for 31% share of the global passenger vehicle market.

●	Revenues are expected to be in the lower range of $5 to $7 million.

●	Adjusted EBITDA is projected to be in the range of ($32 million) and ($35 million).

Conference Call & Webcast Details

Arbe will host a conference call and webcast today at 8:30 am ET. Speakers will include Kobi Marenko, Chief Executive Officer, Co-Founder and Director, and Karine Pinto-Flomenboim, Chief Financial Officer. The company encourages participants to pre-register for the conference call here. Callers will receive a unique dial-in upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

The live call may be accessed via:

U.S. Toll Free: (833) 316-0562
International: (412) 317-5736
Israel Toll Free: (80) 921-2373

A telephonic replay of the conference call will be available until Nov. 22, 2023, following the end of the conference call. To listen to the replay, please dial:

U.S. Toll Free: (877) 344-7529
International: (412) 317-0088
Access ID: 2439734

A live webcast of the call can be accessed here or from Arbe’s Investor Relations website at https://ir.arberobotics.com/news/ir-calendar. An archived webcast of the conference call will also be made available on the website following the call.

About Arbe

Arbe (Nasdaq: ARBE), a global leader in Perception Radar Solutions, is spearheading a radar revolution, enabling truly safe driver-assist systems today while paving the way to full autonomous-driving. Arbe’s radar technology is 100 times more detailed than any other radar on the market and is a mandatory sensor for L2+ and higher autonomy. The company is empowering automakers, tier-1 suppliers, autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with advanced sensing and paradigm-changing perception. Arbe is a leader in the fast-growing automotive radar market that has an estimated projected total addressable market of $11 billion in 2025. Arbe is based in Tel Aviv, Israel, and has an office in China, Germany, and the United States.

Cautionary Note Regarding Forward-Looking Statements

This press release and any statements made at the conference call and webcast referred to in this press release, contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to (i) effect on the Israeli economy generally and on Arbe’s business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effect of the call-up of a significant portion of its working population; (ii) the effect of any downgrading of the Israeli economy and the effect of changes in the exchange ratio between the US dollar and the Israeli shekel; (iii) the extent that Arbe receives binding orders and commitments on the projects that are in the final stage of selection; (iv) the extent of binding purchase orders from the preliminary orders made by Weifu and HiRain; (v) our ability to obtain design-ins during 2023; (vi) unanticipated delays or difficulties in connection with the evaluation of Arbe’s products in evaluation and test programs; (vii) Arbe’s ability to have products manufactured for it by its third party supplier that meet Arbe’s and its customers’ quality standards and delivery requirements; (viii) Arbe’s ability to meet its projected revenue level and its ability to operate profitably; (ix) Arbe’s ability to meet its timetable both to achieve full production and to meet the delivery requirements of its customers; (x) the development of safe autonomous vehicles that include Arbe’s radar systems; (xi) the extent that regulations restrict or ban the use of driverless cars; (xii) the ability of its Tier 1 customers to successfully market radar systems using Arbe’s radar to automobile manufacturers; (xiii) Arbe’s ability to develop and market products based on its radar technology for uses outside of the automotive industry; (xiv) accidents or bad press resulting from accidents involving autonomous driving vehicles, even those using radar products from other companies or based on other technology and the effect of any accidents with vehicles using Arbe’s radar system; (xv) the effect of laws and changes in laws that have an effect on the market for or the requirement for autonomous vehicles; (xvi) Arbe’s belief that an increased demand for autonomous vehicles and the transition to mass production of Level 2 and higher autonomous vehicles, requiring advanced systems for automatically integrating vehicles in traffic and preventing traffic accidents, are expected to increase the demand for products in Arbe’s field of activity; (xvii) changes or inaccuracies in market projections; and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 5. Operating and Financial Review and Prospects” and Item 3. Key Information –Risk Factors” in Amendment No. 2 to Arbe’s Annual Report on Form 20-F/A for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission on May 16, 2023, as well as other documents filed by Arbe with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Arbe does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30, 2023		December 31, 2022
	(Unaudited)		(Unaudited)
Current Assets:
Cash and cash equivalents	23,527		54,171
Restricted cash	115		144
Short term Bank deposits	25,615		400
Trade receivable	1,766		2,202
Prepaid expenses and other receivables	1,277		1,839
Total current assets	52,300		58,756

Non-Current Assets
Operating lease right-of-use assets	268		465
Property and equipment, net	1,386		1,609
Total non-current assets	1,654		2,074

Total assets	53,954		60,830

Current liabilities:
Trade payables	594		1,244
Operating lease liabilities	145		364
Employees and payroll accruals	2,521		2,861
Deferred revenues	101		351
Accrued expenses and other payables	1,820		5,609
Total current liabilities	5,181		10,429

Long term liabilities
Operating lease liabilities	35		17
Warrant liabilities	1,141		1,631
Total long-term liabilities	1,176		1,648

SHAREHOLDERS’ EQUITY:
Ordinary Shares	*	)	*	)
Additional paid-in capital	241,952		208,893
Accumulated deficit	-194,355		-160,140
Total shareholders’ equity	47,597		48,753

Total liabilities and shareholders’ equity	53,954		60,830

*)	Represents less than $1.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	479	1,256	1,123	3,368
Cost of revenues	364	345	972	1,066
Gross Profit	115	911	151	2,302

Operating Expenses:
Research and development, net	8,421	8,566	25,636	25,904
Sales and marketing	1,264	1,068	3,666	3,427
General and administrative	1,993	2,169	5,637	6,587
Total operating expenses	11,678	11,803	34,939	35,918

Operating loss	(11,563)	(10,892)	(34,788)	(33,616)

Financial expenses (income), net	134	(959)	(573)	(4,233)

Net loss	(11,697)	(9,933)	(34,215)	(29,383)

Basic net loss per ordinary share	(0.15)	(0.16)	(0.49)	(0.46)

Weighted-average number of shares used in computing basic net loss per ordinary share	77,474,326	63,623,063	69,975,104	63,341,817

Diluted net loss per ordinary share	(0.18)	(0.16)	(0.56)	(0.46)

Weighted-average number of shares used in computing diluted net loss per ordinary share	67,286,305	63,623,063	61,452,569	63,341,817

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net Loss	(11,697)	(9,933)	(34,215)	(29,383)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	139	132	415	349
Stock-based compensation	3,707	2,240	9,428	6,377
Warrants to service providers	178	106	432	272
Revaluation of warrants and accretion	(252)	387	(490)	(4,761)

Change in operating assets and liabilities:
Decrease (increase) in trade receivable	24	(1,075)	186	(1,907)
Decrease (increase) in prepaid expenses and other receivables	58	903	562	1,566
Operating lease ROU assets and liabilities, net	(5)	(4)	(4)	(79)
Decrease (increase) in trade payables	(368)	20	(652)	(585)
Increase (decrease) in employees and payroll accruals	210	(1,226)	(340)	(1,009)
Increase (decrease) in deferred revenue	-	(40)	-	(375)
Decrease (increase) in accrued expenses and other payables	(83)	411	(3,789)	(2,116)

Net cash used in operating activities	(8,089)	(8,079)	(28,467)	(31,651)

Cash flows from investing activities:
Change in bank deposits	(13)	-	(25,215)	(400)
Purchase of property and equipment	(71)	(51)	(190)	(576)
	-	-	-
Net cash provided by investing activities	(84)	(51)	(25,405)	(976)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	-	-	22,496	-
Repayment of short-term loan	-	-	-	(5,218)
Proceeds from exercise of options	97	49	703	264

Net cash provided (used in) by financing activities	97	49	23,199	(4,954)

Effect of exchange rate fluctuations on cash and cash equivalent	(655)	-	(721)	-

decrease (Increase) in cash, cash equivalents and restricted cash	(7,420)	(8,081)	(29,952)	(37,581)
Cash, cash equivalents and restricted cash at the beginning of period	31,718	71,436	54,315	100,936

Cash, cash equivalents and restricted cash at the end of period	23,642	63,355	23,642	63,355

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP NET LOSS

(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
GAAP net loss attributable to ordinary shareholders	(11,697)	(9,933)	(34,215)	(29,383)

Add:
Stock-based compensation	3,707	2,240	9,428	6,377
Warrants to service providers	178	106	432	272
Revaluation of warrants and accretion	(252)	387	(490)	(4,761)
Non-recurring expenses	-	-	214	130

Non-GAAP net loss	(8,064)	(7,200)	(24,631)	(27,365)

Basic Non-GAAP net loss per ordinary share	(0.10)	(0.11)	(0.35)	(0.43)

Weighted-average number of shares used in computing basic Non-GAAP net loss per ordinary share	77,474,326	63,623,063	69,975,104	63,341,817

Diluted Non-GAAP net loss per ordinary share	(0.12)	(0.11)	(0.40)	(0.43)

Weighted-average number of shares used in computing diluted Non-GAAP net loss per ordinary share	67,286,305	63,623,063	61,452,569	63,341,817

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(U.S. dollars in thousands)

	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
GAAP net loss attributable to ordinary shareholders	(11,697)	(9,933)	(34,215)	(29,383)

Add:
Financial expenses (income), net	134	(959)	(573)	(4,233)
Depreciation	139	132	415	349
Stock-based compensation	3,707	2,240	9,428	6,377
Warrants to service providers	178	106	432	272
Non-recurring expenses	-	-	214	130

Adjusted EBITDA	(7,539)	(8,414)	(24,299)	(26,488)

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Investor Relations: Miri Segal, MS-IR, 917-607-8654, msegal@ms-ir.com